06017076

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

82-34979

RECEIVED
2006 SEP 25 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

September 20, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : **Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission**
Sub : **Transworks Information Services Limited**

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 20.9.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Enc : a/a

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

dw 9/25

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

September 20, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Sub : Transworks Information Services Limited

Kindly note that the Board of Directors of Transworks Information Services Limited (Transworks), a wholly owned subsidiary of the Company in its meeting held today has, pursuant to the Share Subscription Agreement dated 7th September, 2006 between RHCP TXW Investment Inc. (RHCP) and TransWorks, allotted 27,53,333 equity shares of Re.1/- each to RHCP (representing 11.72% of share capital of TransWorks).

Consequent to the above, the shareholding of the Company (Aditya Birla Nuvo Ltd.) in TransWorks is reduced from 100% to 88.28%. Accordingly, Transworks has ceased to be a wholly owned subsidiary of the Company.

This is for your information and records.

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encls : a/a.